Exhibit 1 — Controls and Procedures

Disclosure controls and procedures
The management of Canadian Imperial Bank of Commerce (the “Bank”), with the participation of the Bank’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness, as of the end of the Bank’s fiscal quarter ended April 30, 2004, of the Bank’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) and have concluded that such disclosure controls and procedures are effective.

Internal controls
There have been no significant changes in internal controls or in other factors that have materially affected, or are reasonably likely to materially affect, the Bank’s internal controls subsequent to April 30, 2004, including any corrective actions with regard to significant deficiencies and material weaknesses.